IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549





02013204

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.
_____
(Exact Name of Registrant as Specified in Charter)

0000802106
_____
(Registrant CIK Number)

Form 8-K for January 24, 2002
_____
(Electronic Report, Schedule or Registration Statement of Which
the Documents Are a Part (Give Period of Report))

333-~~61840~~ 37616
_____
(SEC File Number, if Available)

N/A
_____
(Name of Person Filing the Document (if Other Than the Registrant))



SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 24, 2002.

CREDIT SUISSE FIRST BOSTON MORTGAGE
SECURITIES CORP.

By: _____
Name:
Title:

Exhibit Index

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
Credit Suisse First Boston Mortgage Securities Corp.,
CSFB Mortgage Pass-Through Certificates, Series 2002-HE1

CSFB

CREDIT SUISSE FIRST BOSTON

CSFB ABS TRUST 2002-HE1

DERIVED INFORMATION [1/22/02]

[$200,000,000] Bonds Offered
(Approximate)

CSFB Trust Series 2002-HE1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

U.S. Bank, N.A.
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

CSFB

CREDIT SUISSE FIRST BOSTON

CSFB ABS TRUST 2002-HE1

[$200,000,000] (Approximate)
CSFB Trust 2002-HE1
Mortgage Pass-Through Certificates, Series 2002-HE1

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-2	[140,000,000]	II	Senior/Adj/Wrap	LIBOR + [ ]%	[2.8]	AAA/Aaa
M-1	[26,000,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.3]	AA/Aa2
M-2	[19,000,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.3]	A/A2
B	[15,000,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[5.3]	BBB/Baa2
Total	[200,000,000]					

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[200,000,000]	I	Senior/Adj/Wrap	LIBOR + [ ]%	[2.8]	AAA/Aaa
A-IO	Notional (4)	I & II	Variable IO	(5)	N/A	AAA/Aaa
R (3)	[50]	II	Residual	LIBOR + [ ]%	N/A	AAA/—
X	[0]	I & II	Subordinate	N/A	N/A	N/A

(1) The fixed rate collateral ramp assumes [4%] CPR increasing to [20%] CPR in month [12] and the adjustable rate collateral ramp assumes [6%] CPR increasing to [28%] CPR in month [18]. Bonds are priced to call.
(2) The coupons on the Offered Certificates are capped by the applicable Net Funds Cap as described below.
(3) Non-economic residual with the tax liabilities of the REMIC.
(4) Notional amount is equal to (a) [85.5%] of the sum of the Class A-1 and Class A-2 Certificate balances until the 36th Distribution Date and (b) zero on the 37th Distribution Date and thereafter.
(5) [8.00]% less one month LIBOR, subject to an available funds cap.

CSFB   CREDIT SUISSE FIRST BOSTON

CSFB ABS TRUST 2002-HE1

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston Corp (sole manager).
Depositor:	Credit Suisse First Boston Mortgage Securities Corp
Servicer:	[80%] by Olympus Servicing, L.P. and [20%] by Ocwen Federal Bank FSB
Special Servicer:	Olympus Servicing, L.P. (formerly Calmco Servicing, L.P.)
Trustee:	TBD
Bond Insurer:	Financial Security Assurance Inc. (AAA/Aaa)
Cut-off Date:	On or about January 1, 2002 for the initial Mortgage Loans.
Investor Settlement:	On or about [January 29, 2002], Closing Date [January 28, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in February 2002
Accrual Period:	For any class of certificates and any Distribution Date, the period commencing on the immediately preceding Distribution Date (or, in the case of the first Accrual Period, with respect to the Certificates (other than the Class A-IO Certificates), the closing date, and with respect to the Class A-IO Certificates, January 25, 2002) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	[0] days.
Pricing Prepayment Speed:	With respect to the fixed rate Mortgage Loans, 100% of the prepayment assumption (the "Fixed PPC") describes prepayments starting at [4%] CPR in month 1, increasing by approximately [1.4545%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter.
	With respect to the adjustable rate Mortgage Loans, 100% of the prepayment assumption (the "ARM PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.2941%] CPR per month to [28%] CPR in month [18], and remaining at [28%] CPR thereafter.
Certificate Ratings:	The Class A Certificates, Class M-1, Class M-2, and Class B Certificates are expected to be rated by S&P/Moody's.

Class A: AAA/Aaa
Class M-1:   AA/Aa2
Class M-2:   A/A2
Class B: BBB/Baa2

Optional Call:	The transaction will have a 10% optional call.
Prefunding Amount:	Approximately 15% - 20%.
Capitalized Interest Account	TBD
Offered Certificates:	The Class M-1, Class M-2, and Class B Certificates
ERISA Eligibility:	[Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-IO, Class M-1, Class M-2, and Class B may be purchased by employee benefit plans that are subject to ERISA]
SMMEA Treatment:	[The Class A-1, Class A-2, Class A-IO, and Class M-1 *will* constitute "mortgage related securities" for purposes of SMMEA. The Class M-2 and Class B *will not* constitute "mortgage related securities" for purposes of SMMEA].

Taxation:	REMIC.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Certificates, except Class A-IO, will be increased (1) by the lesser of (a) 50 basis points and (b) the initial pass-through margin for the Class A certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, and Class B.
Expense Fee Rate:	The per annum rate at which the servicing, trustee, loss mitigation advisor and mortgage insurer (as applicable) fees accrue.
Pass-through Rate:	The pass-through rate for each Class of Certificates (other than Class A-IO) for each distribution date is a per annum rate equal to the lesser of (i) the sum of the one-month LIBOR for that distribution date plus the related certificate margin and (ii) the applicable Net Funds Cap. The pass-through rate for the Class A-IO Certificates for each distribution date is a per annum rate equal to the lesser of (i) the excess, if any, of 8.00% over one-month LIBOR for that distribution date and (ii) the Class A-IO Net Funds Cap.
Group 1 Excess Interest Amount:	For any Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date pursuant to subclause (1)(A) of the Monthly Excess Cashflow waterfall and a fraction the numerator of which is the Principal Remittance Amount derived from Loan Group 1 and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.
Class A-1 Net Funds Cap:	For any Distribution Date and the Class A-1 Certificates, will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 1 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 1 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-2 Net Funds Cap:	For any Distribution Date and the Class A-2 Certificates will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 2 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 2 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-IO Net Funds Cap:	For any Distribution Date and the Class A-IO Certificates, a per annum rate equal to the weighted average of (1)(A) the Class A-1 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (B) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-1 Certificates on that Distribution Date by the Class Principal Balance of the Class A-1 Certificates immediately prior to that Distribution Date; and (2)(X) the Class A-2 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (Y) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-2 Certificates on that Distribution Date by the Class Principal Balance of the Class A-2 Certificates immediately prior to that Distribution Date; weighted according to the respective Class Principal Balances of (a) the Class A-1 and (b) Class A-2 Certificates.
Subordinate Net Funds Cap:	For any Distribution Date and the Class M-1, Class M-2 and Class B Certificates, will be a per annum rate equal to a weighted average of (i) the Class A-1 Net Funds Cap and (ii) the Class A-2 Net Funds Cap for such Distribution Date; weighted on the basis of the Subordinate Group 1 Balance and Subordinate Group 2 Balance.

Subordinate Group 1 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 1 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-1 Certificates.
Subordinate Group 2 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 2 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-2 Certificates.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates is based on the related Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	For the Class A-1 and Class A-2 Certificates and any distribution date, an annual rate equal to the weighted average of (i) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in the related loan group and (ii) the Net Mortgage Rates of the fixed-rate mortgage loans in the related loan group. For the Class M-1, Class M-2 and Class B Certificates and any distribution date, an annual rate equal to the weighted average of (x) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in both loan groups and the (y) Net Mortgage Rates of the fixed-rate mortgage loans in both loan groups.
Net Mortgage Rate:	As to each mortgage loan, and at any time, the per annum rate equal to the mortgage rate of such mortgage loan less the rate at which such loan's Expense Fee Rate accrues.
Principal and Interest Advancing:	The servicers will be obligated to make advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.
Optimal Interest Remittance Amount	For any Distribution Date and Loan Group, will be equal to the excess of (i) the product of (1) (x) the weighted average Net Mortgage Rate of the Mortgage Loans in such Loan Group as of the first day of the related Collection Period less the product of (a) the FSA Premium Rate multiplied by (b) the aggregate Class Principal Balance of either (I) the Class A-1 or (II) Class A-2 Certificates, as applicable for such Loan Group, divided by the applicable Aggregate Loan Group Collateral Balance as of the first day of the related Collection Period, divided by (y) 12 and (2) the applicable Aggregate Loan Group Collateral Balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount for that Loan Group which did not arise as a result of a default or delinquency of the related Mortgage Loans.
Credit Enhancement:	1. Excess cashflow (including claims on any MI policies). 2. Overcollateralization. 3. Subordination (see table below).

CSFB ABS TRUST 2002-HE1

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[15.00]%	[17.25]%	[34.50]%
M-1	[8.50]%	[10.75]%	[21.50]%
M-2	[3.75]%	[6.00]%	[12.00]%
B	[0.00]%	[2.25]%	[4.50]%

* Prior to stepdown date, based on Maximum Pool Balance.

** After stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is [2.25]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [4.50]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage:

With respect to any Distribution Date and the senior certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2 and Class B Certificates and (ii) the overcollateralization amount, in each case prior taking into account the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the first day of the related remittance period.

Stepdown Date:

The later to occur of (i) the Distribution Date in February 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to [34.50]%.

Trigger Event:

TDB

Registration:

The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR:

Telerate Page 3750.

Group Allocation Amount:

For any distribution date, the product of the Senior Principal Payment Amount for that distribution date and a fraction, the numerator of which is the Principal Remittance Amount derived from the related loan group and the denominator of which is the Principal Remittance Amount for both loan groups, in each case for that distribution date (as described in the prospectus supplement).

Distributions to Certificateholders:

I. The Interest Remittance Amount from the loan groups shall be distributed on each Distribution Date as follows:

1. From Group 2, to the Bond Insurer [and MI provider, if any], the policy premium amounts;
2. From Group 2, to the Trustee, the trustee fee;
3. From Group 1, to the Bond Insurer [and the MI provider, if any], the policy premium amounts remaining unpaid from (1) above, if any;
4. From Group 1, to the Trustee, the trustee fee amount remaining unpaid from (2) above, if any;
5. Concurrently, to the Class R Certificate, the Class A Certificates, and the Class A-IO Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*; provided that (a) the Class A-1 Certificates receive interest from the Interest Remittance Amount of the Group 1 Loans before any interest is allocated to the Class A-1 Certificates from the Interest Remittance Amount of the Group 2 Loans and (b) interest amounts distributed to Class R, Class A-2, and Class A-IO are allocated from the Interest Remittance Amount of the Group 2 Loans prior to

amounts being paid to such classes from the Interest Remittance Amount of Group 1 Loans.

6. To the Bond Insurer, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, reimbursement for amounts paid under the certificate guarantee insurance policy.

7. To the Class M-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;

8. To the Class M-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;

9. To the Class B Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and

10. For application as part of monthly excess cash flow.

II. Before the Stepdown Date or during a Trigger Event, collections of principal shall be allocated according to the following priority:
1. From Group 1, to the Class A-1 Certificates until the principal balances of such classes is reduced to zero;
2. From Group 2, sequentially, to the Class R Certificate and then to the Class A-2 Certificates, until the respective principal balance of such classes have been reduced to zero;
3. From Group 1, to the Class A-2 until the Class Certificate principal balances have been reduced to zero;
4. From Group 2, to the Class A-1 Certificates until the Class Certificate Balances have been reduced to zero.
4. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
5. Sequentially, to the Class M-1, M-2 and B Certificates, in that order, until the respective Class Certificate Balances are reduced to zero; and
6. For application as part of monthly excess cash flow

III. On and after the Stepdown Date (assuming no Trigger Event is in effect), collections of principal shall be allocated according to the following priority:
1. From Group 1, to the Class A-1 Certificates, the Group 1 Allocation Amount;
2. From Group 2, to the Class A-2 Certificates, the Group 2 Allocation Amount;
3. From Group 1, sequentially, to (i) the Class A-1 Certificates and then to (ii) the Class A-2 Certificates (until the respective class principal balances have been reduced to zero), in accordance with the Target Credit Enhancement percentages;
4. From Group 2, sequentially, to (i) the Class A-2 Certificates, and then to (ii) the Class A-1 Certificates (until the respective class principal balances have been reduced to zero), in accordance with the Target Credit Enhancement percentages;
5. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
6. Sequentially, to the Class M-1, Class M-2, and Class B Certificates (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement percentages for each class; and
7. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above ("Monthly Excess Interest") shall be distributed to the certificates in the following order of priority:
1. For the [first] Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X Certificates.

2. (A) Until the aggregate Class Principal Balance of the certificates equals the aggregate loan balance for such distribution date minus the targeted overcollateralization amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the certificates, in the following order of priority:

CSFB ABS TRUST 2002-HE1

    (a) (i) to the extent of the Monthly Excess Interest derived from loan group 1, sequentially to (x) the Class A-1 Certificates and then to (y) the Class A-2 Certificates, in that order, the Group 1 Excess Interest Amount, until the respective Class Principal Balance has been reduced to zero;

    (ii) sequentially, to (x) the Class A-2 Certificates and then to (y) the Class A-1 Certificates, in that order, until the respective Class Principal Balance has been reduced to zero;

    (b) to the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;

    (c) to the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and

    (d) to the Class B Certificates, until the Class Principal Balance of such class has been reduced to zero; and

(B) On each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above in subclause III (above), after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;

2.   To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I, II and III above.

3.   To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;

4.   To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;

5.   To the Class B Certificates, any unpaid realized loss amounts for such Class;

6.   To the Class A Certificates, any Basis Risk Carry Forward Amounts, for such Classes, *pro rata*;

7.   To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;

8.   To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;

9.   To the Class B Certificates, any Basis Risk Carry Forward Amounts for such Class;

10.   To the Basis Risk Reserve Fund, any amounts required to be paid thereto;

11.   To the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

12.   To the Class R Certificates, any remaining amount.

CSFB

BOND SUMMARY

To Call

Class A-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	5.4	3.8	2.8	2.2	1.8	1.2
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	178	126	94	74	61	34

Class M-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	4.5	4.2	3.3
First Pay (Month)	61	42	38	40	43	34
Last Pay (Month)	178	126	94	74	61	43

Class M-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	4.4	3.9	3.6
First Pay (Month)	61	42	37	38	39	43
Last Pay (Month)	178	126	94	74	61	43

Class B

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	4.3	3.8	3.4
First Pay (Month)	61	42	37	37	37	38
Last Pay (Month)	178	126	94	74	61	43

To Maturity

Class A-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	5.4	3.8	2.9	2.2	1.8	1.2
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	178	126	94	74	61	34

Class M-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	11.0	7.6	5.8	4.9	4.5	4.7
First Pay (Month)	61	42	38	40	43	34
Last Pay (Month)	292	219	170	135	110	97

Class M-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.9	7.6	5.7	4.7	4.2	4.1
First Pay (Month)	61	42	37	38	39	43
Last Pay (Month)	270	196	152	120	97	68

Class B

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.5	7.3	5.5	4.5	3.9	3.5
First Pay (Month)	61	42	37	37	37	38
Last Pay (Month)	236	171	129	101	83	58

Collateral Net WAC - *Loan Group 2*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.83%	37	8.77%	73	8.76%	1	8.83%	37	11.44%	73	12.55%
2	8.83%	38	8.77%	74	8.76%	2	8.83%	38	11.43%	74	12.54%
3	8.83%	39	8.76%	75	8.76%	3	8.83%	39	11.51%	75	12.52%
4	8.83%	40	8.76%	76	8.76%	4	8.83%	40	12.12%	76	12.51%
5	8.83%	41	8.76%	77	8.76%	5	8.83%	41	12.12%	77	12.50%
6	8.83%	42	8.76%	78	8.76%	6	8.83%	42	12.11%	78	12.49%
7	8.83%	43	8.76%	79	8.76%	7	8.83%	43	12.10%	79	12.47%
8	8.83%	44	8.76%	80	8.76%	8	8.83%	44	12.09%	80	12.46%
9	8.83%	45	8.76%	81	8.76%	9	8.83%	45	12.12%	81	12.45%
10	8.83%	46	8.76%	82	8.76%	10	8.83%	46	12.47%	82	12.44%
11	8.83%	47	8.76%	83	8.76%	11	8.83%	47	12.47%	83	12.43%
12	8.83%	48	8.76%	84	8.76%	12	8.83%	48	12.46%	84	12.41%
13	8.83%	49	8.76%	85	8.76%	13	8.83%	49	12.45%	85	12.40%
14	8.83%	50	8.76%	86	8.76%	14	8.83%	50	12.43%	86	12.39%
15	8.83%	51	8.76%	87	8.76%	15	8.83%	51	12.47%	87	12.38%
16	8.83%	52	8.76%	88	8.76%	16	8.83%	52	12.77%	88	12.37%
17	8.83%	53	8.76%	89	8.76%	17	8.83%	53	12.76%	89	12.35%
18	8.83%	54	8.76%	90	8.76%	18	8.83%	54	12.75%	90	12.34%
19	8.83%	55	8.76%	91	8.76%	19	8.83%	55	12.73%	91	12.33%
20	8.83%	56	8.76%	92	8.76%	20	8.83%	56	12.72%	92	12.32%
21	8.80%	57	8.76%	93	8.76%	21	8.98%	57	12.71%	93	12.31%
22	8.77%	58	8.76%	94	8.76%	22	9.82%	58	12.73%	94	12.29%
23	8.77%	59	8.76%	95	8.80%	23	9.83%	59	12.72%	95	12.28%
24	8.77%	60	8.76%	96	8.80%	24	9.83%	60	12.70%	96	12.31%
25	8.77%	61	8.76%	97	8.80%	25	9.83%	61	12.69%	97	12.30%
26	8.77%	62	8.76%	98	8.80%	26	9.83%	62	12.68%	98	12.29%
27	8.77%	63	8.76%	99	8.80%	27	9.88%	63	12.67%	99	12.27%
28	8.77%	64	8.76%	100	8.79%	28	10.18%	64	12.66%	100	12.26%
29	8.77%	65	8.76%	101	8.79%	29	10.18%	65	12.64%	101	12.25%
30	8.77%	66	8.76%	102	8.79%	30	10.18%	66	12.63%	102	12.24%
31	8.77%	67	8.76%			31	10.17%	67	12.62%		
32	8.77%	68	8.76%			32	10.17%	68	12.61%		
33	8.77%	69	8.76%			33	10.35%	69	12.60%		
34	8.76%	70	8.76%			34	11.44%	70	12.58%		
35	8.77%	71	8.76%			35	11.45%	71	12.57%		
36	8.77%	72	8.76%			36	11.44%	72	12.56%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.79%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

CSFB

CREDIT SUISSE FIRST BOSTON

CSFB ABS TRUST 2002-HE1

Collateral Net WAC – *Mezzanine & Subordinate Classes*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.95%	37	8.94%	73	8.95%	1	8.95%	37	11.96%	73	13.65%
2	8.95%	38	8.94%	74	8.95%	2	8.95%	38	12.00%	74	13.64%
3	8.95%	39	8.94%	75	8.95%	3	8.95%	39	12.03%	75	13.63%
4	8.95%	40	8.93%	76	8.95%	4	8.95%	40	12.71%	76	13.62%
5	8.95%	41	8.93%	77	8.95%	5	8.95%	41	12.86%	77	13.61%
6	8.95%	42	8.94%	78	8.95%	6	8.95%	42	12.86%	78	13.59%
7	8.95%	43	8.94%	79	8.95%	7	8.95%	43	12.85%	79	13.58%
8	8.95%	44	8.94%	80	8.95%	8	8.95%	44	12.89%	80	13.57%
9	8.95%	45	8.94%	81	8.95%	9	8.95%	45	12.90%	81	13.56%
10	8.95%	46	8.95%	82	8.95%	10	8.95%	46	13.29%	82	13.55%
11	8.95%	47	8.95%	83	8.95%	11	8.95%	47	13.43%	83	13.54%
12	8.95%	48	8.95%	84	8.95%	12	8.95%	48	13.42%	84	13.53%
13	8.95%	49	8.95%	85	8.95%	13	8.95%	49	13.41%	85	13.52%
14	8.95%	50	8.95%	86	8.95%	14	8.95%	50	13.45%	86	13.51%
15	8.95%	51	8.95%	87	8.95%	15	8.95%	51	13.46%	87	13.49%
16	8.95%	52	8.95%	88	8.95%	16	8.95%	52	13.75%	88	13.48%
17	8.95%	53	8.95%	89	8.95%	17	8.95%	53	13.83%	89	13.47%
18	8.95%	54	8.95%	90	8.95%	18	8.96%	54	13.82%	90	13.46%
19	8.95%	55	8.95%	91	8.96%	19	8.96%	55	13.81%	91	13.45%
20	8.96%	56	8.95%	92	8.96%	20	8.96%	56	13.80%	92	13.44%
21	8.94%	57	8.95%	93	8.96%	21	9.02%	57	13.79%	93	13.43%
22	8.90%	58	8.95%	94	8.96%	22	9.93%	58	13.81%	94	13.42%
23	8.90%	59	8.95%	95	8.99%	23	10.07%	59	13.80%	95	13.40%
24	8.90%	60	8.95%	96	8.99%	24	10.07%	60	13.79%	96	13.42%
25	8.90%	61	8.95%	97	8.99%	25	10.07%	61	13.78%	97	13.41%
26	8.90%	62	8.95%	98	8.99%	26	10.07%	62	13.77%	98	13.40%
27	8.90%	63	8.95%	99	8.99%	27	10.09%	63	13.76%	99	13.39%
28	8.90%	64	8.95%	100	8.99%	28	10.48%	64	13.75%	100	13.37%
29	8.90%	65	8.95%	101	8.99%	29	10.54%	65	13.74%	101	13.36%
30	8.91%	66	8.95%	102	8.99%	30	10.54%	66	13.73%	102	13.35%
31	8.91%	67	8.95%			31	10.54%	67	13.72%		
32	8.91%	68	8.95%			32	10.62%	68	13.70%		
33	8.91%	69	8.95%			33	10.70%	69	13.69%		
34	8.93%	70	8.95%			34	11.72%	70	13.68%		
35	8.94%	71	8.95%			35	11.97%	71	13.67%		
36	8.94%	72	8.95%			36	11.97%	72	13.66%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.79%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

CREDIT SUISSE FIRST BOSTON

CSFB ABS TRUST 2002-HE1

Statistical Collateral Summary – Aggregate Pool

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 01/01/02 cutoff date (or 02/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	3,235		
Total Outstanding Loan Balance	$384,198,663.53	**Min**	**Max**
Average Loan Current Balance	$118,763.11	$15,253.49	$673,260.48
Weighted Average Original LTV – First Liens	79.195%		
Weighted Average Coupon	9.608%	6.900%	14.950%
Arm Average Coupon	9.601%		
Fixed Average Coupon	9.633%		
Weighted Average Margin	6.369%	3.000%	11.200%
Weighted Average FICO (Non-Zero)	600		
Weighted Average Age (Months)	3		
% First Liens	100.00%		
% Arms	78.8%		
% Fixed	21.2%		

		Loan Count	Balance	%
Current Rate	6.501 - 7.000	4	732,831.09	0.2
	7.001 - 7.500	31	4,614,196.62	1.2
	7.501 - 8.000	137	24,059,503.06	6.3
	8.001 - 8.500	255	42,941,548.70	11.2
	8.501 - 9.000	410	57,847,142.40	15.1
	9.001 - 9.500	493	60,839,782.28	15.8
	9.501 - 10.000	632	72,164,047.19	18.8
	10.001 - 10.500	457	49,576,753.08	12.9
	10.501 - 11.000	423	40,400,757.93	10.5
	11.001 - 11.500	174	14,959,395.28	3.9
	11.501 - 12.000	107	9,226,013.88	2.4
	12.001 - 12.500	62	4,194,639.11	1.1
	12.501 - 13.000	25	1,439,550.85	0.4
	13.001 - 13.500	13	651,406.26	0.2
	13.501 - 14.000	7	300,778.13	0.1
	14.001 - 14.500	3	144,976.82	0.0
	14.501 - 15.000	2	105,340.84	0.0
	Total:	**3,235**	**384,198,663.53**	**100.0**
FICO	Not Available	7	638,342.83	0.2
	451 - 475	8	522,766.43	0.1
	476 - 500	28	2,086,214.72	0.5
	501 - 525	240	24,315,088.74	6.3
	526 - 550	471	51,053,580.13	13.3
	551 - 575	692	74,313,182.83	19.3
	576 - 600	458	50,601,671.81	13.2
	601 - 625	459	54,098,670.97	14.1

CSFB

CSFB ABS TRUST 2002-HE1

	626 - 650	398	55,881,137.42	14.5
	651 - 675	242	35,611,237.16	9.3
	676 - 700	111	16,931,912.59	4.4
	701 - 725	65	10,475,924.59	2.7
	726 - 750	37	5,156,943.81	1.3
	751 - 775	13	1,740,342.54	0.5
	776 - 800	6	771,646.97	0.2
	Total:	**3,235**	**384,198,663.53**	**100.0**
Scheduled Balance	0.01 - 50,000.00	487	18,687,037.94	4.9
	50,000.01 - 100,000.00	1,207	88,437,349.83	23.0
	100,000.01 - 150,000.00	708	86,463,856.11	22.5
	150,000.01 - 200,000.00	397	68,841,932.88	17.9
	200,000.01 - 250,000.00	208	46,520,596.88	12.1
	250,000.01 - 300,000.00	99	27,328,352.11	7.1
	300,000.01 - 350,000.00	74	24,097,918.71	6.3
	350,000.01 - 400,000.00	31	11,767,025.99	3.1
	400,000.01 - 450,000.00	8	3,440,573.57	0.9
	450,000.01 - 500,000.00	8	3,867,747.16	1.0
	500,000.01 - 550,000.00	2	1,067,359.42	0.3
	550,000.01 - 600,000.00	4	2,355,159.30	0.6
	650,000.01 - 700,000.00	2	1,323,753.64	0.3
	Total:	**3,235**	**384,198,663.53**	**100.0**
Original LTV	<= 50.000	107	8,120,079.05	2.1
	50.001 - 55.000	40	3,268,277.92	0.9
	55.001 - 60.000	59	6,525,755.77	1.7
	60.001 - 65.000	113	11,810,877.66	3.1
	65.001 - 70.000	203	24,503,191.89	6.4
	70.001 - 75.000	407	48,238,273.15	12.6
	75.001 - 80.000	1,250	151,333,905.40	39.4
	80.001 - 85.000	547	63,898,746.05	16.6
	85.001 - 90.000	407	53,181,304.13	13.8
	90.001 - 95.000	65	8,169,666.25	2.1
	95.001 - 100.000	37	5,148,586.26	1.3
	Total:	**3,235**	**384,198,663.53**	**100.0**
Documentation Type	Full	2,523	276,581,289.88	72.0
	Limited / Reduced	167	24,795,738.49	6.5
	No Doc	15	1,676,744.13	0.4
	Stated	530	81,144,891.04	21.1
	Total:	**3,235**	**384,198,663.53**	**100.0**
Occupancy Status	Investment / Non-Owner	178	15,679,654.40	4.1
	Primary	3,034	365,750,364.18	95.2
	Second Home	23	2,768,644.95	0.7
	Total:	**3,235**	**384,198,663.53**	**100.0**

State				
	California	517	102,328,392.65	26.6
	Ohio	284	23,350,412.83	6.1
	Illinois	183	21,574,382.00	5.6
	Florida	216	20,883,657.72	5.4
	Michigan	188	18,539,007.34	4.8
	Texas	163	15,480,147.95	4.0
	Washington	97	14,537,564.04	3.8
	Massachusetts	66	12,517,279.15	3.3
	Pennsylvania	140	11,401,533.91	3.0
	Arizona	91	10,663,373.15	2.8
	Colorado	68	10,109,325.89	2.6
	Missouri	132	9,458,694.29	2.5
	Georgia	77	8,683,565.58	2.3
	New York	54	8,425,514.33	2.2
	Indiana	97	7,424,529.16	1.9
	Other	862	88,821,283.53	23.1
	Total:	**3,235**	**384,198,663.53**	**100.0**
Purpose	Purchase	1,222	153,572,003.03	40.0
	Refi Cashout	1,662	184,749,251.79	48.1
	Refi R/T	351	45,877,408.71	11.9
	Total:	**3,235**	**384,198,663.53**	**100.0**
Product Type	2YR FRM->ADJ	1,263	162,149,082.78	42.2
	3YR FRM->ADJ	1,086	140,432,197.92	36.6
	6MO ADJ	1	23,085.53	0.0
	FIXED RATE	885	81,594,297.30	21.2
	Total:	**3,235**	**384,198,663.53**	**100.0**
Property Type	2-4 Family	225	30,008,872.80	7.8
	Condo	147	17,240,059.42	4.5
	Mfg. Housing	94	6,314,243.70	1.6
	Mobile Home	4	262,909.47	0.1
	PUD	176	30,879,112.83	8.0
	Single Family	2,589	299,493,465.31	78.0
	Total:	**3,235**	**384,198,663.53**	**100.0**
ARM Margin	2.501 - 3.000	1	84,694.46	0.0
	3.501 - 4.000	8	2,391,446.20	0.8
	4.001 - 4.500	21	3,792,330.76	1.3
	4.501 - 5.000	250	35,894,125.17	11.9
	5.001 - 5.500	168	25,390,050.50	8.4
	5.501 - 6.000	315	44,916,930.90	14.8
	6.001 - 6.500	418	53,092,031.70	17.5
	6.501 - 7.000	713	85,809,506.04	28.4
	7.001 - 7.500	189	22,587,182.68	7.5
	7.501 - 8.000	135	14,968,232.88	4.9

	8.001 - 8.500	64	6,800,670.75	2.2
	8.501 - 9.000	39	4,643,024.49	1.5
	9.001 - 9.500	14	1,410,998.66	0.5
	9.501 - 10.000	10	601,864.12	0.2
	10.001 - 10.500	2	100,650.18	0.0
	10.501 - 11.000	1	23,085.53	0.0
	11.001 - 11.500	2	97,541.20	0.0
	Total:	**2,350**	**302,604,366.23**	**100.0**
ARM Months to Rate Reset	1- 3	1	23,085.53	0.0
	10 - 12	2	316,140.76	0.1
	13 - 15	16	1,350,552.17	0.4
	16 - 18	81	9,397,672.06	3.1
	19 - 21	738	101,470,462.50	33.5
	22 - 24	410	47,740,194.35	15.8
	25 - 27	5	862,677.54	0.3
	28 - 30	39	4,184,390.35	1.4
	31 - 33	950	124,445,644.27	41.1
	34 - 36	108	12,813,546.69	4.2
	Total:	**2,350**	**302,604,366.23**	**100.0**
ARM Max Rate	13.001 - 13.500	1	164,794.48	0.1
	13.501 - 14.000	25	4,554,132.41	1.5
	14.001 - 14.500	62	11,944,973.69	3.9
	14.501 - 15.000	147	24,548,862.03	8.1
	15.001 - 15.500	256	41,767,608.68	13.8
	15.501 - 16.000	437	59,610,472.09	19.7
	16.001 - 16.500	422	48,812,210.85	16.1
	16.501 - 17.000	403	46,908,348.65	15.5
	17.001 - 17.500	235	28,190,648.40	9.3
	17.501 - 18.000	190	20,361,064.92	6.7
	18.001 - 18.500	81	7,669,032.25	2.5
	18.501 - 19.000	44	4,049,115.83	1.3
	19.001 - 19.500	22	1,859,833.78	0.6
	19.501 - 20.000	12	1,280,764.38	0.4
	20.001 >=	13	882,503.80	0.3
	Total:	**2,350**	**302,604,366.23**	**100.0**
ARM Min Rate	4.501 - 5.000	1	48,182.23	0.0
	6.001 - 6.500	2	339,024.51	0.1
	6.501 - 7.000	8	1,628,740.48	0.5
	7.001 - 7.500	29	5,779,628.28	1.9
	7.501 - 8.000	100	17,227,898.77	5.7
	8.001 - 8.500	187	32,127,465.95	10.6
	8.501 - 9.000	301	46,656,122.41	15.4
	9.001 - 9.500	370	49,000,445.04	16.2
	9.501 - 10.000	466	57,330,167.69	18.9
	10.001 - 10.500	351	40,370,514.91	13.3

CSFB ABS TRUST 2002-HE1

	10.501 - 11.000	316	32,277,390.58	10.7
	11.001 - 11.500	126	11,947,216.00	3.9
	11.501 - 12.000	59	5,588,525.37	1.8
	12.001 - 12.500	23	1,712,122.26	0.6
	12.501 - 13.000	4	276,154.36	0.1
	13.001 - 13.500	3	100,497.66	0.0
	13.501 - 14.000	2	76,524.56	0.0
	14.001 - 14.500	2	117,745.19	0.0
	Total:	**2,350**	**302,604,366.23**	**100.0**
Initial Periodic Cap	1.5	341	54,951,564.93	18.2
	2.0	3	276,125.21	0.1
	3.0	1,994	245,480,038.60	81.1
	4.0	12	1,896,637.49	0.6
	Total:	**2,350**	**302,604,366.23**	**100.0**
Subsequent Periodic Cap	1.0	1,251	148,871,130.40	49.2
	1.5	1,098	153,685,053.60	50.8
	3.0	1	48,182.23	0.0
	Total:	**2,350**	**302,604,366.23**	**100.0**

CSFB

Statistical Collateral Summary – Loan Group 2

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 01/01/02 cutoff date (or 02/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	1,548		
Total Outstanding Loan Balance	$190,413,378.53		
Average Loan Current Balance	$123,006.06	$15,847.41	$673,260.48
Weighted Average Original LTV – First Liens	79.163%		
Weighted Average Coupon	9.527%	6.900%	14.200%
Arm Average Coupon	9.562%		
Fixed Average Coupon	9.452%		
Weighted Average Margin	5.976%	3.891%	9.875%
Weighted Average FICO (Non-Zero)	597		
Weighted Average Age (Months)	4		
% First Liens	100.00%		
% Arms	68.4%		
% Fixed	31.6%		

		Loan Count	Balance	%
Current Rate	6.501 - 7.000	2	292,674.67	0.2
	7.001 - 7.500	16	1,930,215.44	1.0
	7.501 - 8.000	74	14,925,828.94	7.8
	8.001 - 8.500	122	23,614,890.33	12.4
	8.501 - 9.000	182	26,796,844.39	14.1
	9.001 - 9.500	223	29,989,040.35	15.7
	9.501 - 10.000	324	36,596,288.34	19.2
	10.001 - 10.500	243	25,999,689.12	13.7
	10.501 - 11.000	201	17,851,192.45	9.4
	11.001 - 11.500	69	5,326,854.34	2.8
	11.501 - 12.000	49	4,194,400.30	2.2
	12.001 - 12.500	24	1,650,686.45	0.9
	12.501 - 13.000	8	622,682.60	0.3
	13.001 - 13.500	7	376,209.02	0.2
	13.501 - 14.000	3	181,881.79	0.1
	14.001 - 14.500	1	64,000.00	0.0
	Total:	**1,548**	**190,413,378.53**	**100.0**
FICO	Not Available	5	290,588.98	0.2
	451 - 475	6	371,089.71	0.2
	476 - 500	24	1,654,544.82	0.9
	501 - 525	158	15,763,551.88	8.3
	526 - 550	220	23,748,366.28	12.5
	551 - 575	293	31,408,847.02	16.5
	576 - 600	267	28,816,321.14	15.1
	601 - 625	231	29,005,348.58	15.2
	626 - 650	172	28,366,362.35	14.9

	651 - 675	104	18,069,309.86	9.5
	676 - 700	31	5,708,403.70	3.0
	701 - 725	24	5,014,697.72	2.6
	726 - 750	12	2,125,658.87	1.1
	776 - 800	1	70,287.62	0.0
	Total:	**1,548**	**190,413,378.53**	**100.0**
Scheduled Balance	0.01 - 50,000.00	282	10,691,333.18	5.6
	50,000.01 - 100,000.00	584	41,635,601.13	21.9
	100,000.01 - 150,000.00	274	33,734,434.17	17.7
	150,000.01 - 200,000.00	157	27,074,170.54	14.2
	200,000.01 - 250,000.00	80	17,899,507.41	9.4
	250,000.01 - 300,000.00	50	14,059,761.09	7.4
	300,000.01 - 350,000.00	67	21,880,548.53	11.5
	350,000.01 - 400,000.00	30	11,383,429.39	6.0
	400,000.01 - 450,000.00	8	3,440,573.57	1.8
	450,000.01 - 500,000.00	8	3,867,747.16	2.0
	500,000.01 - 550,000.00	2	1,067,359.42	0.6
	550,000.01 - 600,000.00	4	2,355,159.30	1.2
	650,000.01 - 700,000.00	2	1,323,753.64	0.7
	Total:	**1,548**	**190,413,378.53**	**100.0**
Original LTV	<= 50.000	63	4,569,301.61	2.4
	50.001 - 55.000	24	1,711,370.73	0.9
	55.001 - 60.000	38	4,377,960.03	2.3
	60.001 - 65.000	50	6,112,340.95	3.2
	65.001 - 70.000	101	13,948,738.13	7.3
	70.001 - 75.000	197	24,240,316.48	12.7
	75.001 - 80.000	471	59,853,565.73	31.4
	80.001 - 85.000	304	35,317,290.50	18.5
	85.001 - 90.000	245	32,720,323.05	17.2
	90.001 - 95.000	37	4,714,920.91	2.5
	95.001 - 100.000	18	2,847,250.41	1.5
	Total:	**1,548**	**190,413,378.53**	**100.0**
Documentation Type	Full	1,247	137,586,646.65	72.3
	Limited / Reduced	122	18,646,916.66	9.8
	No Doc	4	573,156.71	0.3
	Stated	175	33,606,658.50	17.6
	Total:	**1,548**	**190,413,378.53**	**100.0**
Occupancy Status	Investment / Non-Owner	81	6,551,239.57	3.4
	Primary	1,461	182,680,000.58	95.9
	Second Home	6	1,182,138.38	0.6
	Total:	**1,548**	**190,413,378.53**	**100.0**

State				
	California	201	48,844,199.43	25.7
	Texas	137	12,798,570.04	6.7
	Illinois	98	12,366,892.00	6.5
	Florida	122	11,215,961.02	5.9
	Ohio	141	10,945,949.39	5.7
	Michigan	79	7,859,750.56	4.1
	Washington	43	7,309,770.92	3.8
	Pennsylvania	75	7,249,563.69	3.8
	Colorado	35	5,734,103.23	3.0
	Missouri	70	5,101,087.55	2.7
	New York	25	4,788,446.25	2.5
	Massachusetts	20	4,143,767.41	2.2
	South Carolina	51	4,099,851.69	2.2
	Virginia	32	3,845,655.67	2.0
	New Jersey	22	3,646,012.95	1.9
	Other	397	40,463,796.74	21.3
	Total:	**1,548**	**190,413,378.53**	**100.0**
Purpose	Purchase	413	60,498,392.04	31.8
	Refi Cashout	992	111,539,479.68	58.6
	Refi R/T	143	18,375,506.81	9.7
	Total:	**1,548**	**190,413,378.53**	**100.0**
Product Type	2YR FRM->ADJ	448	66,205,427.78	34.8
	3YR FRM->ADJ	470	64,099,209.37	33.7
	FIXED RATE	630	60,108,741.38	31.6
	Total:	**1,548**	**190,413,378.53**	**100.0**
Property Type	2-4 Family	80	10,096,870.35	5.3
	Condo	53	6,493,423.47	3.4
	Mfg. Housing	61	3,861,258.71	2.0
	Mobile Home	4	262,909.47	0.1
	PUD	88	17,784,265.95	9.3
	Single Family	1,262	151,914,650.59	79.8
	Total:	**1,548**	**190,413,378.53**	**100.0**
ARM Margin	3.501 - 4.000	7	2,175,128.66	1.7
	4.001 - 4.500	12	2,663,826.40	2.0
	4.501 - 5.000	190	27,710,589.35	21.3
	5.001 - 5.500	64	12,247,424.13	9.4
	5.501 - 6.000	146	23,328,234.40	17.9
	6.001 - 6.500	169	23,530,369.72	18.1
	6.501 - 7.000	241	28,464,527.58	21.8
	7.001 - 7.500	38	4,385,736.52	3.4
	7.501 - 8.000	23	2,888,376.39	2.2
	8.001 - 8.500	15	1,358,116.27	1.0

	8.501 - 9.000		9	1,308,076.45	1.0
	9.001 - 9.500		2	154,917.53	0.1
	9.501 - 10.000		2	89,313.76	0.1
	Total:		918	130,304,637.15	100.0
ARM Months to Rate Reset	13 - 15		2	197,228.45	0.2
	16 - 18		22	2,412,565.62	1.9
	19 - 21		317	48,617,111.62	37.3
	22 - 24		91	13,104,461.15	10.1
	25 - 27		4	778,029.01	0.6
	28 - 30		15	1,605,752.29	1.2
	31 - 33		371	52,163,027.47	40.0
	34 - 36		96	11,426,461.53	8.8
	Total:		918	130,304,637.15	100.0
ARM Max Rate	13.001 - 13.500		1	164,794.48	0.1
	13.501 - 14.000		23	4,113,975.98	3.2
	14.001 - 14.500		44	8,811,457.26	6.8
	14.501 - 15.000		72	14,220,587.15	10.9
	15.001 - 15.500		131	23,534,267.62	18.1
	15.501 - 16.000		197	27,341,187.42	21.0
	16.001 - 16.500		169	19,790,894.79	15.2
	16.501 - 17.000		148	16,912,243.97	13.0
	17.001 - 17.500		60	8,052,320.36	6.2
	17.501 - 18.000		40	4,312,353.18	3.3
	18.001 - 18.500		21	1,824,605.62	1.4
	18.501 - 19.000		8	988,472.14	0.8
	19.001 - 19.500		3	123,295.76	0.1
	19.501 - 20.000		1	114,181.42	0.1
	Total:		918	130,304,637.15	100.0
ARM Min Rate	4.501 - 5.000		1	48,182.23	0.0
	6.001 - 6.500		2	339,024.51	0.3
	6.501 - 7.000		6	1,188,584.05	0.9
	7.001 - 7.500		16	3,316,768.54	2.5
	7.501 - 8.000		41	8,690,062.72	6.7
	8.001 - 8.500		76	15,134,098.86	11.6
	8.501 - 9.000		99	17,924,237.96	13.8
	9.001 - 9.500		127	20,533,978.23	15.8
	9.501 - 10.000		194	25,292,283.31	19.4
	10.001 - 10.500		165	19,404,248.12	14.9
	10.501 - 11.000		128	12,505,792.42	9.6
	11.001 - 11.500		41	3,885,067.10	3.0
	11.501 - 12.000		16	1,658,784.82	1.3
	12.001 - 12.500		4	209,585.92	0.2
	12.501 - 13.000		1	114,181.42	0.1
	14.001 - 14.500		1	59,756.92	0.0
	Total:		918	130,304,637.15	100.0

Initial Periodic Cap	1.5	35	11,380,703.58	8.7
	3.0	871	117,027,296.07	89.8
	4.0	12	1,896,637.49	1.5
	Total:	**918**	**130,304,637.15**	**100.0**
Subsequent Periodic Cap	1.0	802	101,220,055.88	77.7
	1.5	115	29,036,399.04	22.3
	3.0	1	48,182.23	0.0
	Total:	**918**	**130,304,637.15**	**100.0**

DERIVED INFORMATION [1/22/02]

[$60,000,000] Bonds Offered
(Approximate)

CSFB Trust Series 2002-HE1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

U.S. Bank, N.A.
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

CSFB

CSFB ABS TRUST 2002-HE1

[$60,000,000] (Approximate)
CSFB Trust 2002-HE1
Mortgage Pass-Through Certificates, Series 2002-HE1

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
M-1	[26,000,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.3]	AA/Aa2
M-2	[19,000,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.3]	A/A2
B	[15,000,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[5.3]	BBB/Baa2
Total	[60,000,000]					

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[200,000,000]	I	Senior/Adj/Wrap	LIBOR + [ ]%	[2.8]	AAA/Aaa
A-2	[140,000,000]	II	Senior/Adj/Wrap	LIBOR + [ ]%	[2.8]	AAA/Aaa
A-IO	Notional (4)	I & II	Variable IO	(5)	N/A	AAA/Aaa
R (3)	[50]	II	Residual	LIBOR + [ ]%	N/A	AAA/---
X	[0]	I & II	Subordinate	N/A	N/A	N/A

(1) The fixed rate collateral ramp assumes [4%] CPR increasing to [20%] CPR in month [12] and the adjustable rate collateral ramp assumes [6%] CPR increasing to [28%] CPR in month [18]. Bonds are priced to call.

(2) The coupons on the Offered Certificates are capped by the applicable Net Funds Cap as described below.

(3) Non-economic residual with the tax liabilities of the REMIC.

(4) Notional amount is equal to (a) [85.5%] of the sum of the Class A-1 and Class A-2 Certificate balances until the 36th Distribution Date and (b) zero on the 37th Distribution Date and thereafter.

(5) [8.00]% less one month LIBOR, subject to an available funds cap.

CSFB

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston Corp (sole manager).
Depositor:	Credit Suisse First Boston Mortgage Securities Corp
Servicer:	[80%] by Olympus Servicing, L.P. and [20%] by Ocwen Federal Bank FSB
Special Servicer:	Olympus Servicing, L.P. (formerly Calmco Servicing, L.P.)
Trustee:	TBD
Bond Insurer:	Financial Security Assurance Inc. (AAA/Aaa)
Cut-off Date:	On or about January 1, 2002 for the initial Mortgage Loans.
Investor Settlement:	On or about [January 29, 2002], Closing Date [January 28, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in February 2002
Accrual Period:	For any class of certificates and any Distribution Date, the period commencing on the immediately preceding Distribution Date (or, in the case of the first Accrual Period, with respect to the Certificates (other than the Class A-IO Certificates), the closing date, and with respect to the Class A-IO Certificates, January 25, 2002) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	[0] days.
Pricing Prepayment Speed:	With respect to the fixed rate Mortgage Loans, 100% of the prepayment assumption (the "Fixed PPC") describes prepayments starting at [4%] CPR in month 1, increasing by approximately [1.4545%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter.
	With respect to the adjustable rate Mortgage Loans, 100% of the prepayment assumption (the "ARM PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.2941%] CPR per month to [28%] CPR in month [18], and remaining at [28%] CPR thereafter.
Certificate Ratings:	The Class A Certificates, Class M-1, Class M-2, and Class B Certificates are expected to be rated by S&P/Moody's.

Class A:	AAA/Aaa
Class M-1:	AA/Aa2
Class M-2:	A/A2
Class B:	BBB/Baa2

Optional Call:	The transaction will have a 10% optional call.
Prefunding Amount:	Approximately 15% - 20%.
Capitalized Interest Account	TBD
Offered Certificates:	The Class M-1, Class M-2, and Class B Certificates
ERISA Eligibility:	[Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-IO, Class M-1, Class M-2, and Class B may be purchased by employee benefit plans that are subject to ERISA]
SMMEA Treatment:	[The Class A-1, Class A-2, Class A-IO, and Class M-1 *will* constitute "mortgage related securities" for purposes of SMMEA. The Class M-2 and Class B *will not* constitute "mortgage related securities" for purposes of SMMEA].

3

Taxation:	REMIC.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Certificates, except Class A-IO, will be increased (1) by the lesser of (a) 50 basis points and (b) the initial pass-through margin for the Class A certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, and Class B.
Expense Fee Rate:	The per annum rate at which the servicing, trustee, loss mitigation advisor and mortgage insurer (as applicable) fees accrue.
Pass-through Rate:	The pass-through rate for each Class of Certificates (other than Class A-IO) for each distribution date is a per annum rate equal to the lesser of (i) the sum of the one-month LIBOR for that distribution date plus the related certificate margin and (ii) the applicable Net Funds Cap. The pass-through rate for the Class A-IO Certificates for each distribution date is a per annum rate equal to the lesser of (i) the excess, if any, of 8.00% over one-month LIBOR for that distribution date and (ii) the Class A-IO Net Funds Cap.
Group 1 Excess Interest Amount:	For any Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date pursuant to subclause (1)(A) of the Monthly Excess Cashflow waterfall and a fraction the numerator of which is the Principal Remittance Amount derived from Loan Group 1 and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.
Class A-1 Net Funds Cap:	For any Distribution Date and the Class A-1 Certificates, will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 1 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 1 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-2 Net Funds Cap:	For any Distribution Date and the Class A-2 Certificates will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 2 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 2 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-IO Net Funds Cap:	For any Distribution Date and the Class A-IO Certificates, a per annum rate equal to the weighted average of (1)(A) the Class A-1 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (B) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-1 Certificates on that Distribution Date by the Class Principal Balance of the Class A-1 Certificates immediately prior to that Distribution Date; and (2)(X) the Class A-2 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (Y) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-2 Certificates on that Distribution Date by the Class Principal Balance of the Class A-2 Certificates immediately prior to that Distribution Date; weighted according to the respective Class Principal Balances of (a) the Class A-1 and (b) Class A-2 Certificates.
Subordinate Net Funds Cap:	For any Distribution Date and the Class M-1, Class M-2 and Class B Certificates, will be a per annum rate equal to a weighted average of (i) the Class A-1 Net Funds Cap and (ii) the Class A-2 Net Funds Cap for such Distribution Date; weighted on the basis of the Subordinate Group 1 Balance and Subordinate Group 2 Balance.

Subordinate Group 1 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 1 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-1 Certificates.
Subordinate Group 2 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 2 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-2 Certificates.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates is based on the related Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	For the Class A-1 and Class A-2 Certificates and any distribution date, an annual rate equal to the weighted average of (i) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in the related loan group and (ii) the Net Mortgage Rates of the fixed-rate mortgage loans in the related loan group. For the Class M-1, Class M-2 and Class B Certificates and any distribution date, an annual rate equal to the weighted average of (x) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in both loan groups and the (y) Net Mortgage Rates of the fixed-rate mortgage loans in both loan groups.
Net Mortgage Rate:	As to each mortgage loan, and at any time, the per annum rate equal to the mortgage rate of such mortgage loan less the rate at which such loan's Expense Fee Rate accrues.
Principal and Interest Advancing:	The servicers will be obligated to make advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.
Optimal Interest Remittance Amount	For any Distribution Date and Loan Group, will be equal to the excess of (i) the product of (1) (x) the weighted average Net Mortgage Rate of the Mortgage Loans in such Loan Group as of the first day of the related Collection Period less the product of (a) the FSA Premium Rate multiplied by (b) the aggregate Class Principal Balance of either (I) the Class A-1 or (II) Class A-2 Certificates, as applicable for such Loan Group, divided by the applicable Aggregate Loan Group Collateral Balance as of the first day of the related Collection Period, divided by (y) 12 and (2) the applicable Aggregate Loan Group Collateral Balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount for that Loan Group which did not arise as a result of a default or delinquency of the related Mortgage Loans.
Credit Enhancement:	1. Excess cashflow (including claims on any MI policies). 2. Overcollateralization. 3. Subordination (see table below).

CSFB

CREDIT SUISSE FIRST BOSTON

CSFB ABS TRUST 2002-HE1

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[15.00]%	[17.25]%	[34.50]%
M-1	[8.50]%	[10.75]%	[21.50]%
M-2	[3.75]%	[6.00]%	[12.00]%
B	[0.00]%	[2.25]%	[4.50]%

* Prior to stepdown date, based on Maximum Pool Balance.

** After stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is [2.25]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [4.50]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage:

With respect to any Distribution Date and the senior certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2 and Class B Certificates and (ii) the overcollateralization amount, in each case prior taking into account the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the first day of the related remittance period.

Stepdown Date:

The later to occur of (i) the Distribution Date in February 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to [34.50]%.

Trigger Event:

TDB

Registration:

The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR:

Telerate Page 3750.

Group Allocation Amount:

For any distribution date, the product of the Senior Principal Payment Amount for that distribution date and a fraction, the numerator of which is the Principal Remittance Amount derived from the related loan group and the denominator of which is the Principal Remittance Amount for both loan groups, in each case for that distribution date (as described in the prospectus supplement).

Distributions to Certificateholders:

I. The Interest Remittance Amount from the loan groups shall be distributed on each Distribution Date as follows:

1. From Group 2, to the Bond Insurer [and MI provider, if any], the policy premium amounts;
2. From Group 2, to the Trustee, the trustee fee;
3. From Group 1, to the Bond Insurer [and the MI provider, if any], the policy premium amounts remaining unpaid from (1) above, if any;
4. From Group 1, to the Trustee, the trustee fee amount remaining unpaid from (2) above, if any;
5. Concurrently, to the Class R Certificate, the Class A Certificates, and the Class A-IO Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*; provided that (a) the Class A-1 Certificates receive interest from the Interest Remittance Amount of the Group 1 Loans before any interest is allocated to the Class A-1 Certificates from the Interest Remittance Amount of the Group 2 Loans and (b) interest amounts distributed to Class R, Class A-2, and Class A-IO are allocated from the Interest Remittance Amount of the Group 2 Loans prior to

6

amounts being paid to such classes from the Interest Remittance Amount of Group 1 Loans.

6. To the Bond Insurer, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, reimbursement for amounts paid under the certificate guarantee insurance policy.

7. To the Class M-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;

8. To the Class M-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;

9. To the Class B Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and

10. For application as part of monthly excess cash flow.

II. Before the Stepdown Date or during a Trigger Event, collections of principal shall be allocated according to the following priority:

1. From Group 1, to the Class A-1 Certificates until the principal balances of such classes is reduced to zero;

2. From Group 2, sequentially, to the Class R Certificate and then to the Class A-2 Certificates, until the respective principal balance of such classes have been reduced to zero;

3. From Group 1, to the Class A-2 until the Class Certificate principal balances have been reduced to zero;

4. From Group 2, to the Class A-1 Certificates until the Class Certificate Balances have been reduced to zero.

4. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.

5. Sequentially, to the Class M-1, M-2 and B Certificates, in that order, until the respective Class Certificate Balances are reduced to zero; and

6. For application as part of monthly excess cash flow

III. On and after the Stepdown Date (assuming no Trigger Event is in effect), collections of principal shall be allocated according to the following priority:

1. From Group 1, to the Class A-1 Certificates, the Group 1 Allocation Amount;

2. From Group 2, to the Class A-2 Certificates, the Group 2 Allocation Amount;

3. From Group 1, sequentially, to (i) the Class A-1 Certificates and then to (ii) the Class A-2 Certificates (until the respective class principal balances have been reduced to zero), in accordance with the Target Credit Enhancement percentages;

4. From Group 2, sequentially, to (i) the Class A-2 Certificates, and then to (ii) the Class A-1 Certificates (until the respective class principal balances have been reduced to zero), in accordance with the Target Credit Enhancement percentages;

5. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.

6. Sequentially, to the Class M-1, Class M-2, and Class B Certificates (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement percentages for each class; and

7. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above ("Monthly Excess Interest") shall be distributed to the certificates in the following order of priority:

1. For the [first] Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X Certificates.

2. (A) Until the aggregate Class Principal Balance of the certificates equals the aggregate loan balance for such distribution date minus the targeted overcollateralization amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the certificates, in the following order of priority:

CSFB ABS TRUST 2002-HE1

(a) (i) to the extent of the Monthly Excess Interest derived from loan group 1, sequentially to (x) the Class A-1 Certificates and then to (y) the Class A-2 Certificates, in that order, the Group 1 Excess Interest Amount, until the respective Class Principal Balance has been reduced to zero;

(ii) sequentially, to (x) the Class A-2 Certificates and then to (y) the Class A-1 Certificates, in that order, until the respective Class Principal Balance has been reduced to zero;

(b) to the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;

(c) to the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and

(d) to the Class B Certificates, until the Class Principal Balance of such class has been reduced to zero; and

(B) On each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above in subclause III (above), after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;

2. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I, II and III above.

3. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;

4. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;

5. To the Class B Certificates, any unpaid realized loss amounts for such Class;

6. To the Class A Certificates, any Basis Risk Carry Forward Amounts, for such Classes, *pro rata*;

7. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;

8. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;

9. To the Class B Certificates, any Basis Risk Carry Forward Amounts for such Class;

10. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;

11. To the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

12. To the Class R Certificates, any remaining amount.

BOND SUMMARY

To Call

Class M-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	4.5	4.2	3.3
First Pay (Month)	61	42	38	40	43	34
Last Pay (Month)	178	126	94	74	61	43

Class M-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	4.4	3.9	3.6
First Pay (Month)	61	42	37	38	39	43
Last Pay (Month)	178	126	94	74	61	43

Class B

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	4.3	3.8	3.4
First Pay (Month)	61	42	37	37	37	38
Last Pay (Month)	178	126	94	74	61	43

To Maturity

Class M-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	11.0	7.6	5.8	4.9	4.5	4.7
First Pay (Month)	61	42	38	40	43	34
Last Pay (Month)	292	219	170	135	110	97

Class M-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.9	7.6	5.7	4.7	4.2	4.1
First Pay (Month)	61	42	37	38	39	43
Last Pay (Month)	270	196	152	120	97	68

Class B

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.5	7.3	5.5	4.5	3.9	3.5
First Pay (Month)	61	42	37	37	37	38
Last Pay (Month)	236	171	129	101	83	58

Collateral Net WAC - *Loan Group 2*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.83%	37	8.77%	73	8.76%	1	8.83%	37	11.44%	73	12.55%
2	8.83%	38	8.77%	74	8.76%	2	8.83%	38	11.43%	74	12.54%
3	8.83%	39	8.76%	75	8.76%	3	8.83%	39	11.51%	75	12.52%
4	8.83%	40	8.76%	76	8.76%	4	8.83%	40	12.12%	76	12.51%
5	8.83%	41	8.76%	77	8.76%	5	8.83%	41	12.12%	77	12.50%
6	8.83%	42	8.76%	78	8.76%	6	8.83%	42	12.11%	78	12.49%
7	8.83%	43	8.76%	79	8.76%	7	8.83%	43	12.10%	79	12.47%
8	8.83%	44	8.76%	80	8.76%	8	8.83%	44	12.09%	80	12.46%
9	8.83%	45	8.76%	81	8.76%	9	8.83%	45	12.12%	81	12.45%
10	8.83%	46	8.76%	82	8.76%	10	8.83%	46	12.47%	82	12.44%
11	8.83%	47	8.76%	83	8.76%	11	8.83%	47	12.47%	83	12.43%
12	8.83%	48	8.76%	84	8.76%	12	8.83%	48	12.46%	84	12.41%
13	8.83%	49	8.76%	85	8.76%	13	8.83%	49	12.45%	85	12.40%
14	8.83%	50	8.76%	86	8.76%	14	8.83%	50	12.43%	86	12.39%
15	8.83%	51	8.76%	87	8.76%	15	8.83%	51	12.47%	87	12.38%
16	8.83%	52	8.76%	88	8.76%	16	8.83%	52	12.77%	88	12.37%
17	8.83%	53	8.76%	89	8.76%	17	8.83%	53	12.76%	89	12.35%
18	8.83%	54	8.76%	90	8.76%	18	8.83%	54	12.75%	90	12.34%
19	8.83%	55	8.76%	91	8.76%	19	8.83%	55	12.73%	91	12.33%
20	8.83%	56	8.76%	92	8.76%	20	8.83%	56	12.72%	92	12.32%
21	8.80%	57	8.76%	93	8.76%	21	8.98%	57	12.71%	93	12.31%
22	8.77%	58	8.76%	94	8.76%	22	9.82%	58	12.73%	94	12.29%
23	8.77%	59	8.76%	95	8.80%	23	9.83%	59	12.72%	95	12.28%
24	8.77%	60	8.76%	96	8.80%	24	9.83%	60	12.70%	96	12.31%
25	8.77%	61	8.76%	97	8.80%	25	9.83%	61	12.69%	97	12.30%
26	8.77%	62	8.76%	98	8.80%	26	9.83%	62	12.68%	98	12.29%
27	8.77%	63	8.76%	99	8.80%	27	9.88%	63	12.67%	99	12.27%
28	8.77%	64	8.76%	100	8.79%	28	10.18%	64	12.66%	100	12.26%
29	8.77%	65	8.76%	101	8.79%	29	10.18%	65	12.64%	101	12.25%
30	8.77%	66	8.76%	102	8.79%	30	10.18%	66	12.63%	102	12.24%
31	8.77%	67	8.76%			31	10.17%	67	12.62%		
32	8.77%	68	8.76%			32	10.17%	68	12.61%		
33	8.77%	69	8.76%			33	10.35%	69	12.60%		
34	8.76%	70	8.76%			34	11.44%	70	12.58%		
35	8.77%	71	8.76%			35	11.45%	71	12.57%		
36	8.77%	72	8.76%			36	11.44%	72	12.56%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.79%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average
  mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average
  mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

CSFB

CREDIT SUISSE FIRST BOSTON

CSFB ABS TRUST 2002-HE1

Collateral Net WAC – *Mezzanine & Subordinate Classes*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.95%	37	8.94%	73	8.95%	1	8.95%	37	11.96%	73	13.65%
2	8.95%	38	8.94%	74	8.95%	2	8.95%	38	12.00%	74	13.64%
3	8.95%	39	8.94%	75	8.95%	3	8.95%	39	12.03%	75	13.63%
4	8.95%	40	8.93%	76	8.95%	4	8.95%	40	12.71%	76	13.62%
5	8.95%	41	8.93%	77	8.95%	5	8.95%	41	12.86%	77	13.61%
6	8.95%	42	8.94%	78	8.95%	6	8.95%	42	12.86%	78	13.59%
7	8.95%	43	8.94%	79	8.95%	7	8.95%	43	12.85%	79	13.58%
8	8.95%	44	8.94%	80	8.95%	8	8.95%	44	12.89%	80	13.57%
9	8.95%	45	8.94%	81	8.95%	9	8.95%	45	12.90%	81	13.56%
10	8.95%	46	8.95%	82	8.95%	10	8.95%	46	13.29%	82	13.55%
11	8.95%	47	8.95%	83	8.95%	11	8.95%	47	13.43%	83	13.54%
12	8.95%	48	8.95%	84	8.95%	12	8.95%	48	13.42%	84	13.53%
13	8.95%	49	8.95%	85	8.95%	13	8.95%	49	13.41%	85	13.52%
14	8.95%	50	8.95%	86	8.95%	14	8.95%	50	13.45%	86	13.51%
15	8.95%	51	8.95%	87	8.95%	15	8.95%	51	13.46%	87	13.49%
16	8.95%	52	8.95%	88	8.95%	16	8.95%	52	13.75%	88	13.48%
17	8.95%	53	8.95%	89	8.95%	17	8.95%	53	13.83%	89	13.47%
18	8.95%	54	8.95%	90	8.95%	18	8.96%	54	13.82%	90	13.46%
19	8.95%	55	8.95%	91	8.96%	19	8.96%	55	13.81%	91	13.45%
20	8.96%	56	8.95%	92	8.96%	20	8.96%	56	13.80%	92	13.44%
21	8.94%	57	8.95%	93	8.96%	21	9.02%	57	13.79%	93	13.43%
22	8.90%	58	8.95%	94	8.96%	22	9.93%	58	13.81%	94	13.42%
23	8.90%	59	8.95%	95	8.99%	23	10.07%	59	13.80%	95	13.40%
24	8.90%	60	8.95%	96	8.99%	24	10.07%	60	13.79%	96	13.42%
25	8.90%	61	8.95%	97	8.99%	25	10.07%	61	13.78%	97	13.41%
26	8.90%	62	8.95%	98	8.99%	26	10.07%	62	13.77%	98	13.40%
27	8.90%	63	8.95%	99	8.99%	27	10.09%	63	13.76%	99	13.39%
28	8.90%	64	8.95%	100	8.99%	28	10.48%	64	13.75%	100	13.37%
29	8.90%	65	8.95%	101	8.99%	29	10.54%	65	13.74%	101	13.36%
30	8.91%	66	8.95%	102	8.99%	30	10.54%	66	13.73%	102	13.35%
31	8.91%	67	8.95%			31	10.54%	67	13.72%		
32	8.91%	68	8.95%			32	10.62%	68	13.70%		
33	8.91%	69	8.95%			33	10.70%	69	13.69%		
34	8.93%	70	8.95%			34	11.72%	70	13.68%		
35	8.94%	71	8.95%			35	11.97%	71	13.67%		
36	8.94%	72	8.95%			36	11.97%	72	13.66%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.79%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

11

Statistical Collateral Summary – Aggregate Pool

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 01/01/02 cutoff date (or 02/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	3,235		
Total Outstanding Loan Balance	$384,198,663.53		
Average Loan Current Balance	$118,763.11	$15,253.49	$673,260.48
Weighted Average Original LTV – First Liens	79.195%		
Weighted Average Coupon	9.608%	6.900%	14.950%
Arm Average Coupon	9.601%		
Fixed Average Coupon	9.633%		
Weighted Average Margin	6.369%	3.000%	11.200%
Weighted Average FICO (Non-Zero)	600		
Weighted Average Age (Months)	3		
% First Liens	100.00%		
% Arms	78.8%		
% Fixed	21.2%		

		Loan Count	Balance	%
Current Rate	6.501 - 7.000	4	732,831.09	0.2
	7.001 - 7.500	31	4,614,196.62	1.2
	7.501 - 8.000	137	24,059,503.06	6.3
	8.001 - 8.500	255	42,941,548.70	11.2
	8.501 - 9.000	410	57,847,142.40	15.1
	9.001 - 9.500	493	60,839,782.28	15.8
	9.501 - 10.000	632	72,164,047.19	18.8
	10.001 - 10.500	457	49,576,753.08	12.9
	10.501 - 11.000	423	40,400,757.93	10.5
	11.001 - 11.500	174	14,959,395.28	3.9
	11.501 - 12.000	107	9,226,013.88	2.4
	12.001 - 12.500	62	4,194,639.11	1.1
	12.501 - 13.000	25	1,439,550.85	0.4
	13.001 - 13.500	13	651,406.26	0.2
	13.501 - 14.000	7	300,778.13	0.1
	14.001 - 14.500	3	144,976.82	0.0
	14.501 - 15.000	2	105,340.84	0.0
	Total:	**3,235**	**384,198,663.53**	**100.0**
FICO	Not Available	7	638,342.83	0.2
	451 - 475	8	522,766.43	0.1
	476 - 500	28	2,086,214.72	0.5
	501 - 525	240	24,315,088.74	6.3
	526 - 550	471	51,053,580.13	13.3
	551 - 575	692	74,313,182.83	19.3
	576 - 600	458	50,601,671.81	13.2
	601 - 625	459	54,098,670.97	14.1

	626 - 650		398	55,881,137.42	14.5
	651 - 675		242	35,611,237.16	9.3
	676 - 700		111	16,931,912.59	4.4
	701 - 725		65	10,475,924.59	2.7
	726 - 750		37	5,156,943.81	1.3
	751 - 775		13	1,740,342.54	0.5
	776 - 800		6	771,646.97	0.2
	Total:		**3,235**	**384,198,663.53**	**100.0**
Scheduled Balance	0.01 - 50,000.00		487	18,687,037.94	4.9
	50,000.01 - 100,000.00		1,207	88,437,349.83	23.0
	100,000.01 - 150,000.00		708	86,463,856.11	22.5
	150,000.01 - 200,000.00		397	68,841,932.88	17.9
	200,000.01 - 250,000.00		208	46,520,596.88	12.1
	250,000.01 - 300,000.00		99	27,328,352.11	7.1
	300,000.01 - 350,000.00		74	24,097,918.71	6.3
	350,000.01 - 400,000.00		31	11,767,025.99	3.1
	400,000.01 - 450,000.00		8	3,440,573.57	0.9
	450,000.01 - 500,000.00		8	3,867,747.16	1.0
	500,000.01 - 550,000.00		2	1,067,359.42	0.3
	550,000.01 - 600,000.00		4	2,355,159.30	0.6
	650,000.01 - 700,000.00		2	1,323,753.64	0.3
	Total:		**3,235**	**384,198,663.53**	**100.0**
Original LTV	<= 50.000		107	8,120,079.05	2.1
	50.001 - 55.000		40	3,268,277.92	0.9
	55.001 - 60.000		59	6,525,755.77	1.7
	60.001 - 65.000		113	11,810,877.66	3.1
	65.001 - 70.000		203	24,503,191.89	6.4
	70.001 - 75.000		407	48,238,273.15	12.6
	75.001 - 80.000		1,250	151,333,905.40	39.4
	80.001 - 85.000		547	63,898,746.05	16.6
	85.001 - 90.000		407	53,181,304.13	13.8
	90.001 - 95.000		65	8,169,666.25	2.1
	95.001 - 100.000		37	5,148,586.26	1.3
	Total:		**3,235**	**384,198,663.53**	**100.0**
Documentation Type	Full		2,523	276,581,289.88	72.0
	Limited / Reduced		167	24,795,738.49	6.5
	No Doc		15	1,676,744.13	0.4
	Stated		530	81,144,891.04	21.1
	Total:		**3,235**	**384,198,663.53**	**100.0**
Occupancy Status	Investment / Non-Owner		178	15,679,654.40	4.1
	Primary		3,034	365,750,364.18	95.2
	Second Home		23	2,768,644.95	0.7
	Total:		**3,235**	**384,198,663.53**	**100.0**

CSFB

CSFB ABS TRUST 2002-HE1

State				
	California	517	102,328,392.65	26.6
	Ohio	284	23,350,412.83	6.1
	Illinois	183	21,574,382.00	5.6
	Florida	216	20,883,657.72	5.4
	Michigan	188	18,539,007.34	4.8
	Texas	163	15,480,147.95	4.0
	Washington	97	14,537,564.04	3.8
	Massachusetts	66	12,517,279.15	3.3
	Pennsylvania	140	11,401,533.91	3.0
	Arizona	91	10,663,373.15	2.8
	Colorado	68	10,109,325.89	2.6
	Missouri	132	9,458,694.29	2.5
	Georgia	77	8,683,565.58	2.3
	New York	54	8,425,514.33	2.2
	Indiana	97	7,424,529.16	1.9
	Other	862	88,821,283.53	23.1
	Total:	**3,235**	**384,198,663.53**	**100.0**
Purpose	Purchase	1,222	153,572,003.03	40.0
	Refi Cashout	1,662	184,749,251.79	48.1
	Refi R/T	351	45,877,408.71	11.9
	Total:	**3,235**	**384,198,663.53**	**100.0**
Product Type	2YR FRM->ADJ	1,263	162,149,082.78	42.2
	3YR FRM->ADJ	1,086	140,432,197.92	36.6
	6MO ADJ	1	23,085.53	0.0
	FIXED RATE	885	81,594,297.30	21.2
	Total:	**3,235**	**384,198,663.53**	**100.0**
Property Type	2-4 Family	225	30,008,872.80	7.8
	Condo	147	17,240,059.42	4.5
	Mfg. Housing	94	6,314,243.70	1.6
	Mobile Home	4	262,909.47	0.1
	PUD	176	30,879,112.83	8.0
	Single Family	2,589	299,493,465.31	78.0
	Total:	**3,235**	**384,198,663.53**	**100.0**
ARM Margin	2.501 - 3.000	1	84,694.46	0.0
	3.501 - 4.000	8	2,391,446.20	0.8
	4.001 - 4.500	21	3,792,330.76	1.3
	4.501 - 5.000	250	35,894,125.17	11.9
	5.001 - 5.500	168	25,390,050.50	8.4
	5.501 - 6.000	315	44,916,930.90	14.8
	6.001 - 6.500	418	53,092,031.70	17.5
	6.501 - 7.000	713	85,809,506.04	28.4
	7.001 - 7.500	189	22,587,182.68	7.5
	7.501 - 8.000	135	14,968,232.88	4.9

	8.001 - 8.500	64	6,800,670.75	2.2
	8.501 - 9.000	39	4,643,024.49	1.5
	9.001 - 9.500	14	1,410,998.66	0.5
	9.501 - 10.000	10	601,864.12	0.2
	10.001 - 10.500	2	100,650.18	0.0
	10.501 - 11.000	1	23,085.53	0.0
	11.001 - 11.500	2	97,541.20	0.0
	Total:	2,350	302,604,366.23	100.0
ARM Months to Rate Reset	1- 3	1	23,085.53	0.0
	10 - 12	2	316,140.76	0.1
	13 - 15	16	1,350,552.17	0.4
	16 - 18	81	9,397,672.06	3.1
	19 - 21	738	101,470,462.50	33.5
	22 - 24	410	47,740,194.35	15.8
	25 - 27	5	862,677.54	0.3
	28 - 30	39	4,184,390.35	1.4
	31 - 33	950	124,445,644.27	41.1
	34 - 36	108	12,813,546.69	4.2
	Total:	2,350	302,604,366.23	100.0
ARM Max Rate	13.001 - 13.500	1	164,794.48	0.1
	13.501 - 14.000	25	4,554,132.41	1.5
	14.001 - 14.500	62	11,944,973.69	3.9
	14.501 - 15.000	147	24,548,862.03	8.1
	15.001 - 15.500	256	41,767,608.68	13.8
	15.501 - 16.000	437	59,610,472.09	19.7
	16.001 - 16.500	422	48,812,210.85	16.1
	16.501 - 17.000	403	46,908,348.65	15.5
	17.001 - 17.500	235	28,190,648.40	9.3
	17.501 - 18.000	190	20,361,064.92	6.7
	18.001 - 18.500	81	7,669,032.25	2.5
	18.501 - 19.000	44	4,049,115.83	1.3
	19.001 - 19.500	22	1,859,833.78	0.6
	19.501 - 20.000	12	1,280,764.38	0.4
	20.001 >=	13	882,503.80	0.3
	Total:	2,350	302,604,366.23	100.0
ARM Min Rate	4.501 - 5.000	1	48,182.23	0.0
	6.001 - 6.500	2	339,024.51	0.1
	6.501 - 7.000	8	1,628,740.48	0.5
	7.001 - 7.500	29	5,779,628.28	1.9
	7.501 - 8.000	100	17,227,898.77	5.7
	8.001 - 8.500	187	32,127,465.95	10.6
	8.501 - 9.000	301	46,656,122.41	15.4
	9.001 - 9.500	370	49,000,445.04	16.2
	9.501 - 10.000	466	57,330,167.69	18.9
	10.001 - 10.500	351	40,370,514.91	13.3

CREDIT SUISSE FIRST BOSTON

CSFB ABS TRUST 2002-HE1

	10.501 - 11.000	316	32,277,390.58	10.7
	11.001 - 11.500	126	11,947,216.00	3.9
	11.501 - 12.000	59	5,588,525.37	1.8
	12.001 - 12.500	23	1,712,122.26	0.6
	12.501 - 13.000	4	276,154.36	0.1
	13.001 - 13.500	3	100,497.66	0.0
	13.501 - 14.000	2	76,524.56	0.0
	14.001 - 14.500	2	117,745.19	0.0
	Total:	**2,350**	**302,604,366.23**	**100.0**
Initial Periodic Cap	1.5	341	54,951,564.93	18.2
	2.0	3	276,125.21	0.1
	3.0	1,994	245,480,038.60	81.1
	4.0	12	1,896,637.49	0.6
	Total:	**2,350**	**302,604,366.23**	**100.0**
Subsequent Periodic Cap	1.0	1,251	148,871,130.40	49.2
	1.5	1,098	153,685,053.60	50.8
	3.0	1	48,182.23	0.0
	Total:	**2,350**	**302,604,366.23**	**100.0**

Statistical Collateral Summary – Loan Group 2

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 01/01/02 cutoff date (or 02/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

			Min	Max
Total Number of Loans	1,548			
Total Outstanding Loan Balance	$190,413,378.53		**Min**	**Max**
Average Loan Current Balance	$123,006.06		$15,847.41	$673,260.48
Weighted Average Original LTV – First Liens	79.163%			
Weighted Average Coupon	9.527%		6.900%	14.200%
Arm Average Coupon	9.562%			
Fixed Average Coupon	9.452%			
Weighted Average Margin	5.976%		3.891%	9.875%
Weighted Average FICO (Non-Zero)	597			
Weighted Average Age (Months)	4			
% First Liens	100.00%			
% Arms	68.4%			
% Fixed	31.6%			

		Loan Count	Balance	%
Current Rate	6.501 - 7.000	2	292,674.67	0.2
	7.001 - 7.500	16	1,930,215.44	1.0
	7.501 - 8.000	74	14,925,828.94	7.8
	8.001 - 8.500	122	23,614,890.33	12.4
	8.501 - 9.000	182	26,796,844.39	14.1
	9.001 - 9.500	223	29,989,040.35	15.7
	9.501 - 10.000	324	36,596,288.34	19.2
	10.001 - 10.500	243	25,999,689.12	13.7
	10.501 - 11.000	201	17,851,192.45	9.4
	11.001 - 11.500	69	5,326,854.34	2.8
	11.501 - 12.000	49	4,194,400.30	2.2
	12.001 - 12.500	24	1,650,686.45	0.9
	12.501 - 13.000	8	622,682.60	0.3
	13.001 - 13.500	7	376,209.02	0.2
	13.501 - 14.000	3	181,881.79	0.1
	14.001 - 14.500	1	64,000.00	0.0
	Total:	**1,548**	**190,413,378.53**	**100.0**
FICO	Not Available	5	290,588.98	0.2
	451 - 475	6	371,089.71	0.2
	476 - 500	24	1,654,544.82	0.9
	501 - 525	158	15,763,551.88	8.3
	526 - 550	220	23,748,366.28	12.5
	551 - 575	293	31,408,847.02	16.5
	576 - 600	267	28,816,321.14	15.1
	601 - 625	231	29,005,348.58	15.2
	626 - 650	172	28,366,362.35	14.9

17

	651 - 675	104	18,069,309.86	9.5
	676 - 700	31	5,708,403.70	3.0
	701 - 725	24	5,014,697.72	2.6
	726 - 750	12	2,125,658.87	1.1
	776 - 800	1	70,287.62	0.0
	Total:	**1,548**	**190,413,378.53**	**100.0**
Scheduled Balance	0.01 - 50,000.00	282	10,691,333.18	5.6
	50,000.01 - 100,000.00	584	41,635,601.13	21.9
	100,000.01 - 150,000.00	274	33,734,434.17	17.7
	150,000.01 - 200,000.00	157	27,074,170.54	14.2
	200,000.01 - 250,000.00	80	17,899,507.41	9.4
	250,000.01 - 300,000.00	50	14,059,761.09	7.4
	300,000.01 - 350,000.00	67	21,880,548.53	11.5
	350,000.01 - 400,000.00	30	11,383,429.39	6.0
	400,000.01 - 450,000.00	8	3,440,573.57	1.8
	450,000.01 - 500,000.00	8	3,867,747.16	2.0
	500,000.01 - 550,000.00	2	1,067,359.42	0.6
	550,000.01 - 600,000.00	4	2,355,159.30	1.2
	650,000.01 - 700,000.00	2	1,323,753.64	0.7
	Total:	**1,548**	**190,413,378.53**	**100.0**
Original LTV	<= 50.000	63	4,569,301.61	2.4
	50.001 - 55.000	24	1,711,370.73	0.9
	55.001 - 60.000	38	4,377,960.03	2.3
	60.001 - 65.000	50	6,112,340.95	3.2
	65.001 - 70.000	101	13,948,738.13	7.3
	70.001 - 75.000	197	24,240,316.48	12.7
	75.001 - 80.000	471	59,853,565.73	31.4
	80.001 - 85.000	304	35,317,290.50	18.5
	85.001 - 90.000	245	32,720,323.05	17.2
	90.001 - 95.000	37	4,714,920.91	2.5
	95.001 - 100.000	18	2,847,250.41	1.5
	Total:	**1,548**	**190,413,378.53**	**100.0**
Documentation Type	Full	1,247	137,586,646.65	72.3
	Limited / Reduced	122	18,646,916.66	9.8
	No Doc	4	573,156.71	0.3
	Stated	175	33,606,658.50	17.6
	Total:	**1,548**	**190,413,378.53**	**100.0**
Occupancy Status	Investment / Non-Owner	81	6,551,239.57	3.4
	Primary	1,461	182,680,000.58	95.9
	Second Home	6	1,182,138.38	0.6
	Total:	**1,548**	**190,413,378.53**	**100.0**

State				
	California	201	48,844,199.43	25.7
	Texas	137	12,798,570.04	6.7
	Illinois	98	12,366,892.00	6.5
	Florida	122	11,215,961.02	5.9
	Ohio	141	10,945,949.39	5.7
	Michigan	79	7,859,750.56	4.1
	Washington	43	7,309,770.92	3.8
	Pennsylvania	75	7,249,563.69	3.8
	Colorado	35	5,734,103.23	3.0
	Missouri	70	5,101,087.55	2.7
	New York	25	4,788,446.25	2.5
	Massachusetts	20	4,143,767.41	2.2
	South Carolina	51	4,099,851.69	2.2
	Virginia	32	3,845,655.67	2.0
	New Jersey	22	3,646,012.95	1.9
	Other	397	40,463,796.74	21.3
	Total:	**1,548**	**190,413,378.53**	**100.0**
Purpose	Purchase	413	60,498,392.04	31.8
	Refi Cashout	992	111,539,479.68	58.6
	Refi R/T	143	18,375,506.81	9.7
	Total:	**1,548**	**190,413,378.53**	**100.0**
Product Type	2YR FRM->ADJ	448	66,205,427.78	34.8
	3YR FRM->ADJ	470	64,099,209.37	33.7
	FIXED RATE	630	60,108,741.38	31.6
	Total:	**1,548**	**190,413,378.53**	**100.0**
Property Type	2-4 Family	80	10,096,870.35	5.3
	Condo	53	6,493,423.47	3.4
	Mfg. Housing	61	3,861,258.71	2.0
	Mobile Home	4	262,909.47	0.1
	PUD	88	17,784,265.95	9.3
	Single Family	1,262	151,914,650.59	79.8
	Total:	**1,548**	**190,413,378.53**	**100.0**
ARM Margin	3.501 - 4.000	7	2,175,128.66	1.7
	4.001 - 4.500	12	2,663,826.40	2.0
	4.501 - 5.000	190	27,710,589.35	21.3
	5.001 - 5.500	64	12,247,424.13	9.4
	5.501 - 6.000	146	23,328,234.40	17.9
	6.001 - 6.500	169	23,530,369.72	18.1
	6.501 - 7.000	241	28,464,527.58	21.8
	7.001 - 7.500	38	4,385,736.52	3.4
	7.501 - 8.000	23	2,888,376.39	2.2
	8.001 - 8.500	15	1,358,116.27	1.0

	8.501 - 9.000	9	1,308,076.45	1.0
	9.001 - 9.500	2	154,917.53	0.1
	9.501 - 10.000	2	89,313.76	0.1
	Total:	918	130,304,637.15	100.0

ARM Months to Rate Reset	13 - 15	2	197,228.45	0.2
	16 - 18	22	2,412,565.62	1.9
	19 - 21	317	48,617,111.62	37.3
	22 - 24	91	13,104,461.15	10.1
	25 - 27	4	778,029.01	0.6
	28 - 30	15	1,605,752.29	1.2
	31 - 33	371	52,163,027.47	40.0
	34 - 36	96	11,426,461.53	8.8
	Total:	918	130,304,637.15	100.0

ARM Max Rate	13.001 - 13.500	1	164,794.48	0.1
	13.501 - 14.000	23	4,113,975.98	3.2
	14.001 - 14.500	44	8,811,457.26	6.8
	14.501 - 15.000	72	14,220,587.15	10.9
	15.001 - 15.500	131	23,534,267.62	18.1
	15.501 - 16.000	197	27,341,187.42	21.0
	16.001 - 16.500	169	19,790,894.79	15.2
	16.501 - 17.000	148	16,912,243.97	13.0
	17.001 - 17.500	60	8,052,320.36	6.2
	17.501 - 18.000	40	4,312,353.18	3.3
	18.001 - 18.500	21	1,824,605.62	1.4
	18.501 - 19.000	8	988,472.14	0.8
	19.001 - 19.500	3	123,295.76	0.1
	19.501 - 20.000	1	114,181.42	0.1
	Total:	918	130,304,637.15	100.0

ARM Min Rate	4.501 - 5.000	1	48,182.23	0.0
	6.001 - 6.500	2	339,024.51	0.3
	6.501 - 7.000	6	1,188,584.05	0.9
	7.001 - 7.500	16	3,316,768.54	2.5
	7.501 - 8.000	41	8,690,062.72	6.7
	8.001 - 8.500	76	15,134,098.86	11.6
	8.501 - 9.000	99	17,924,237.96	13.8
	9.001 - 9.500	127	20,533,978.23	15.8
	9.501 - 10.000	194	25,292,283.31	19.4
	10.001 - 10.500	165	19,404,248.12	14.9
	10.501 - 11.000	128	12,505,792.42	9.6
	11.001 - 11.500	41	3,885,067.10	3.0
	11.501 - 12.000	16	1,658,784.82	1.3
	12.001 - 12.500	4	209,585.92	0.2
	12.501 - 13.000	1	114,181.42	0.1
	14.001 - 14.500	1	59,756.92	0.0
	Total:	918	130,304,637.15	100.0

Initial Periodic Cap	1.5	35	11,380,703.58	8.7
	3.0	871	117,027,296.07	89.8
	4.0	12	1,896,637.49	1.5
	Total:	918	130,304,637.15	100.0
Subsequent Periodic Cap	1.0	802	101,220,055.88	77.7
	1.5	115	29,036,399.04	22.3
	3.0	1	48,182.23	0.0
	Total:	918	130,304,637.15	100.0

CSFB

DERIVED INFORMATION [1/24/02]

$26,000,000 Bonds Offered

CSFB Trust Series 2002-HE1
Class M-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

U.S. Bank, N.A.
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

CSFB

CREDIT SUISSE FIRST BOSTON

CSFB ABS TRUST 2002-HE1

Class M-1 (Price to Discount Margin Table)

CSFB 2002-HE1				Settle Date: 01/30/2002		
M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
LIBOR	1.760	1.760	1.760	1.760	1.760	1.760
Call?	Y	Y	Y	Y	Y	Y
99.80000	117.30	118.18	119.09	119.76	120.02	121.24
99.81250	117.16	117.98	118.83	119.47	119.71	120.85
99.82500	117.01	117.78	118.58	119.17	119.40	120.46
99.83750	116.87	117.58	118.32	118.87	119.08	120.07
99.85000	116.73	117.38	118.07	118.57	118.77	119.68
99.86250	116.58	117.18	117.81	118.27	118.45	119.29
99.87500	116.44	116.99	117.55	117.98	118.14	118.90
99.88750	116.29	116.79	117.30	117.68	117.82	118.51
99.90000	116.15	116.59	117.04	117.38	117.51	118.12
99.91250	116.01	116.39	116.79	117.08	117.20	117.73
99.92500	115.86	116.19	116.53	116.79	116.88	117.34
99.93750	115.72	115.99	116.28	116.49	116.57	116.95
99.95000	115.57	115.79	116.02	116.19	116.26	116.56
99.96250	115.43	115.60	115.77	115.89	115.94	116.17
99.97500	115.29	115.40	115.51	115.59	115.63	115.78
99.98750	115.14	115.20	115.26	115.30	115.31	115.39
100.00000	**115.00**	**115.00**	**115.00**	**115.00**	**115.00**	**115.00**
100.01250	114.86	114.80	114.74	114.70	114.69	114.61
100.02500	114.71	114.60	114.49	114.41	114.37	114.22
100.03750	114.57	114.40	114.23	114.11	114.06	113.83
100.05000	114.43	114.21	113.98	113.81	113.75	113.44
100.06250	114.28	114.01	113.72	113.51	113.43	113.05
100.07500	114.14	113.81	113.47	113.22	113.12	112.66
100.08750	114.00	113.61	113.21	112.92	112.81	112.27
100.10000	113.85	113.41	112.96	112.62	112.49	111.89
100.11250	113.71	113.22	112.70	112.32	112.18	111.50
100.12500	113.56	113.02	112.45	112.03	111.87	111.11
100.13750	113.42	112.82	112.19	111.73	111.55	110.72
100.15000	113.28	112.62	111.94	111.43	111.24	110.33
100.16250	113.13	112.42	111.68	111.14	110.93	109.94
100.17500	112.99	112.23	111.43	110.84	110.61	109.55
100.18750	112.85	112.03	111.17	110.54	110.30	109.16
100.20000	112.70	111.83	110.92	110.25	109.99	108.77
AL	10.07	6.96	5.26	4.44	4.18	3.33
First Pay	61	42	38	40	43	34
Last Pay	178	126	94	74	61	43

2